UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K

                       Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

                         For the month of August 2003

                         Commission File No. 000-30075

                             Completel Europe N.V.

                          Blaak 16, 3011 TA Rotterdam
                                The Netherlands
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F     X                Form 40-F
                   -----                            -----

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                            No         X
              -----                            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Exhibits

99.1   "Continuous Improvement of Profitability with Adjusted EBITDA at
       (euro)1.7 Million up (euro)1.1 Million vs. Q1 '03 - Strong Retail Revenue Growth - Strong Balance Sheet with Cash of (euro)53.3 Million," dated August 7, 2003.

"Safe Harbour" Statement under the U.S. Private Securities Litigation Reform Act of 1995: Revenue, gross margin, cash resource and funding forecasts, as well as certain other information contained in this press release are based on continuing operations only (excluding German and UK operations sold in May
2002) and constitute "forward-looking statements" within the meaning of
Section 21E of the U.S. Securities Exchange Act. These forward-looking statements are identified by their use of such words as "believes," "anticipates," "should," "may," "expects" and similar expressions. Such statements are based on the current expectations and assumptions of the management of Completel only, and Completel does not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause Completel's actual future results, performance and achievements to differ materially from those forecasted or suggested in this document. These factors include, but are not limited to: (a) decline in demand for Completel's telecommunications services; (b) pricing pressures from Completel's direct competitors as well as from providers of alternative services; (c) failures, shutdowns or service disturbances with respect to Completel's networks; (d) Completel's inability to develop and maintain efficient operations support; (e) regulatory developments in Europe adverse to Completel or difficulties of Completel in maintaining necessary telecommunications licenses or other governmental approvals; and (f) worsening carrier and Internet data market weakness. For a more detailed discussion of such risks affecting the Company, please refer to Completel's registration statements and reports filed with the U.S. Securities and Exchange Commission.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Completel Europe N.V.
                                               (Registrant)


Date:  August 7, 2003                          By:  /s/ Alexandre Westphalen
                                                        Alexandre Westphalen
                                                        Chief Financial Officer